Exhibit 12.1

SVB Financial Group and Subsidiaries

Ratio of Earnings to Fixed Charges

	Six months ended June 30, 2010	Year ended December 31,
		2009	2008	2007	2006	2005
	(Dollars in thousands, except for ratios)
Excluding Interest on Deposits
Income before income tax expense	$75,797	$45,847	$107,360	$233,506	$161,283	$156,691
Net (income) loss attributable to non controlling interests	(10,719)	37,370	19,139	(28,596)	(6,308)	(3,396)
Income from equity investees	(1,528)	(3,191)	(248)	(2,960)	(470)	—
Fixed Charges	13,291	31,084	50,326	58,333	29,889	9,665

Total earnings	$76,841	$111,110	$176,577	$260,283	$184,394	$162,960

Fixed charges:
Interest expense	$11,456	$27,730	$46,967	$54,259	$26,277	$6,233
Estimated interest component of rental expense	1,835	3,354	3,359	4,074	3,612	3,432

Total fixed charges	$13,291	$31,084	$50,326	$58,333	$29,889	$9,665

Ratio of earnings to fixed charges	5.78	3.57	3.51	4.46	6.17	16.86

Including Interest on Deposits
Income before income tax expense	$75,797	$45,847	$107,360	$233,506	$161,283	$156,691
Net (income) loss attributable to noncontrolling interests	(10,719)	37,370	19,139	(28,596)	(6,308)	(3,396)
Income from equity investees	(1,528)	(3,191)	(248)	(2,960)	(470)	—
Fixed Charges	20,823	52,430	74,255	71,618	38,794	20,598

Total earnings	$84,373	$132,456	$200,506	$273,568	$193,299	$173,893

Fixed charges:
Interest expense	$18,988	$49,076	$70,896	$67,544	$35,182	$17,166
Estimated interest component of rental expense	1,835	3,354	3,359	4,074	3,612	3,432

Total fixed charges	$20,823	$52,430	$74,255	$71,618	$38,794	$20,598

Ratio of earnings to fixed charges	4.05	2.53	2.70	3.82	4.98	8.44